P.O. Box 2600
Valley Forge, PA 19482-2600

July 25, 2013

Amy Miller, Esq.
U.S. Securities & Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Chester Funds; File No. 2-92948

Dear Ms. Miller,

     The following responds to our conversation on July 19, 2013 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 58 that was filed on June 3, 2013 pursuant to Rule 485(a).

Comment 1: Tandy Requirements

As required by the SEC, the Funds acknowledge that:

  Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 503-2398 with any questions or comments regarding the above response. Thank you.

Sincerely,

Barry A. Mendelson
Principal and Senior Counsel